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                                                                    EXHIBIT 99.1

                          [LOGO OF MEREDITH PARTNERS]



                                        March 21, 1997

Massachusetts Bay Transportation
 Authority Retirement Fund
c/o Mr. John J. Gallahue
99 Summer Street -- 17th Floor
Boston, MA  02110


Re:     Meridian Point Realty Trust VIII

Ladies and Gentlemen:

This is an offer by Meredith Partners to purchase from you not less than one million one hundred eighty-three thousand five hundred fifty-six (1,183,556) shares of Preferred Stock (the "Shares") of Meridian Point Realty Trust VIII Co. (the "Company") for a price of seven dollars sixty-seven and one-half cents ($7.675) per Share, or $9,083,792. If countersigned by you below, this letter will be an agreement between you and Meredith Partners to carry out such purchase and sale upon the following terms and conditions:


        1. Your obligation under this letter agreement will be conditional upon your satisfaction with the financing source for this transaction identified by Meredith Partners. Meredith Partners will identify such financing source for you, and bring the financing source in this transaction to your offices no later than 3 days after Meredith Partners receives a copy of this letter agreement signed by you (by fax with hard copy follow-up). If this condition is not satisfied within the 3 day period, or you do not approve the participating financing source presented to you within the 3 day period, this letter agreement will be terminated and neither party will have any further obligations thereunder.

        2. Immediately upon satisfaction of the condition described in paragraph 1 above, Meredith Partners will open an escrow account and deposit with Chicago Title Insurance Company (c/o Frank Jansen) an amount of $50,000.00. Chicago Title will hold this deposit under the terms of this letter and either apply it to the purchase price for the Shares when this transaction closes, or release it if the terms of this agreement so provide, or return it to Meredith Partners if the terms of this agreement so provide.


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        3. The obligation of Meredith Partners to carry out this transaction will be subject to satisfactory completion of "due diligence" during a period ending Tuesday, May 6, 1997, and to there being no material adverse change in the assets, business, properties or financial condition of the Company prior to closing. If Meredith Partners notifies you on or prior to May 6, 1997 that it is not satisfied with the results of its "due diligence" review of the Company, or if there is a material adverse change in the assets, business, properties or financial condition of the Company prior to closing, then you will promptly release to Meredith Partners its deposit furnished under paragraph 2 above. If Meredith Partners notifies you after May 6, 1997 that it is not satisfied with the results of its "due diligence" review of the Company, you may (as your sole remedy) retain the deposit furnished to you under paragraph 2 above.

        4. While this letter agreement is in effect, you agree that you will not solicit any other offers to purchase the Shares or negotiate with any other buyer with respect to the purchase of the Shares. The foregoing notwithstanding, if you receive a "Bona Fide Offer" (as defined below) to purchase the Shares for a cash price of at least $7.775 per Share, you shall have the right to terminate this letter agreement and accept the Bona Fide Offer provided the following conditions are met: (a) you furnish Meredith Partners with a copy of the Bona Fide Offer, and Meredith Partners fails, within five (5) days after receipt thereof, to give you written notice of the unconditional agreement of Meredith Partners to purchase the Shares for a price per Share equal to that specified in the Bona Fide Offer, (b) you release to Meredith Partners any deposit which you hold hereunder, and (c) you pay to Meredith Partners a sum of $100,000.00 for commitments made in connection with the preparation and financing of the acquisition, with such payment to occur at the time of the closing of the sale of the Shares.

        5. As used above, a "Bona Fide Offer" is an unsolicited unconditional offer to purchase the Shares made by a financially qualified buyer, with closing to occur not later than five (5) days after termination of the rights of Meredith Partners to purchase the Shares under this letter agreement. Meredith Partners may terminate the seller's option at any time by committing the above specified earnest money to be nonrefundable and committing to close not later than twenty-one (21) days after the earnest money becomes nonrefundable. Notwithstanding the above, your right to terminate this letter agreement as specified in the above conditions expires on May 5, and all other conditions in this agreement remain in full force and effect.

        6. You agree to furnish us with any information about the Company and its assets, business, properties and financial condition which is in your possession at the signing of this agreement, and to use your best efforts to obtain such at the signing of this agreement, and to use your best efforts to obtain such information from other sources. Meredith Partners will sign a confidentiality agreement in customary form to facilitate as much disclosure as possible.

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        7. If the conditions set forth in paragraph 3 above are satisfied, this transaction will close on Tuesday, May 20, 1997. Closing will occur by delivery of one or more certificates representing the Shares to Meredith Partners, together with duly executed stock powers, against payment of the balance of the purchase price in immediately available funds in such manner as you designate.

        8. You represent and warrant to Meredith Partners that you own the Shares, free and clear of any and all claims of other, that you have the power and authority to sell the Shares as provided herein, and that this transaction has been duly authorized.

        9. You and Meredith Partners agree that this agreement and all of its terms shall be kept confidential and not disclosed to third parties, except as required by law.

        10. You and Meredith Partners agree that should one or more of the two entities, Mass STURS or Chicago Truckers, choose not to go forward with this transaction, and Meredith Partners also chooses not to go forward, then MBTA is released from this agreement without incurring any liability.

This offer will remain outstanding until Tuesday, March 25th, 1997.

                                        Very truly yours,

                                        MEREDITH PARTNERS, INC.


                                        By /s/ ALLEN K. MEREDITH
                                           ----------------------
                                            Allen K. Meredith
                                        Chief Executive Officer

The above offer is accepted by:

Massachusetts Bay Transportation
 Authority Retirement Fund

By /s/ JOHN J. GALLAHUE, JR.
   -------------------------
Name John J. Gallahue, Jr.
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Date  3-21-97
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